Exhibit 99.2

RIGHTS CERTIFICATE #:	NUMBER OF RIGHTS

THE TERMS AND CONDITIONS OF THE RIGHTS OFFERING ARE SET FORTH IN THE COMPANY'S PROSPECTUS SUPPLEMENT DATED OCTOBER 24, 2022 (TOGETHER WITH THE BASE PROSPECTUS DATED OCTOBER 25, 2021, THE "PROSPECTUS") AND ARE INCORPORATED HEREIN BY REFERENCE. COPIES OF THE PROSPECTUS ARE AVAILABLE UPON REQUEST FROM D.F. KING & CO., INC., THE INFORMATION AGENT.

Vitru Limited

Incorporated under the laws of the Cayman Islands

NON - TRANSFERABLE SUBSCRIPTION RIGHTS CERTIFICATE

Evidencing Non-Transferable Subscription Rights to Purchase up to one Common Share of Vitru Limited

Subscription Price: US$16.02 per Common Share

THE SUBSCRIPTION RIGHTS WILL EXPIRE IF NOT EXERCISED ON OR BEFORE 5:00 P.M., EASTERN TIME, ON NOVEMBER 17, 2022, UNLESS EXTENDED BY VITRU LIMITED

REGISTERED OWNER:

THIS CERTIFIES THAT the registered owner whose name is inscribed hereon is the owner of the number of non-transferable subscription rights (“Rights”) set forth above. Each Subscription Right will entitle the holder to purchase one Common Share at US$16.02 per whole Common Share with a par value of US$0.00005 per share, of Vitru Limited, a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies under incorporation number 360670, at a subscription price of US$16.02 per share, which shall be paid in cash (the “Subscription Right”), pursuant to a rights offering (the “Rights Offering”), on the terms and subject to the conditions set forth in the Prospectus and the “Instructions as to Use of Vitru Limited Subscription Rights Certificates” accompanying this Subscription Rights Certificate.

The subscription price is US$16.02 per whole Common Share (the “Subscription Price”). The holder must fund their Subscription Right at the Subscription Price. To be effective, any payment related to the exercise of a Subscription Right must clear prior to 5:00 p.m., Eastern Time, on November 17, 2022 subject to extension or termination (the “Expiration Date”). If the holder does not exercise their Subscription Rights before the Expiration Date, their unexercised Subscription Rights will be null and void and will have no value. The Rights represented by this Subscription Rights Certificate may be exercised by completing Form 1 and any other appropriate forms on the reverse side hereof and by retuning the full payment of the Subscription Price for each Common Share in accordance with the “Instructions as to Use of Vitru Limited Subscription Rights Certificates” that accompany this Subscription Rights Certificate.

This Subscription Rights Certificate is not valid unless countersigned by the subscription agent and registered by the registrar. Witness the seal of Vitru Limited and the signatures of its duly authorized officers.

Dated: October 24, 2022

Pedro Jorge Guterres Quintans Graça	Carlos Henrique Boquimpani de Freitas
Chief Executive Officer	Chief Financial and Investor Relations Officer

Exhibit 99.2 - 1

DELIVERY OPTIONS FOR SUBSCRIPTION RIGHTS CERTIFICATE

Delivery other than in the manner or to the addresses listed below will not constitute valid delivery.

If delivering by hand: American Stock Transfer & Trust Company, LLC Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	If delivering by mail or overnight courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

PLEASE PRINT ALL INFORMATION CLEARLY AND LEGIBLY.

FORM 1-EXERCISE OF SUBSCRIPTION RIGHTS

To subscribe for shares pursuant to your Subscription Right, please complete lines (a) and (c) and sign under Form 3 below. To the extent you purport to subscribe for more Common Shares than you are entitled under the Subscription Right, you will be deemed to have elected to purchase the maximum number of shares for which you are entitled to subscribe under the Subscription Right.

(a) EXERCISE OF SUBSCRIPTION RIGHT:

I apply for		shares x $16.02	=	$
	(no. of new shares)	(subscription price)		(amount enclosed)

(b) Total Amount of Payment Enclosed = $__________________

METHOD OF PAYMENT (CHECK ONE)

☐	Check or bank draft payable to “American Stock Transfer & Trust Company, LLC as Subscription Agent.”

☐	Wire transfer of immediately available funds directly to the account maintained by American Stock Transfer & Trust Company, LLC, as Subscription Agent, for purposes of accepting subscriptions in this Rights Offering at JPMorgan Chase Bank, 55 Water Street, New York, New York 10005, ABA #021000021, Account # 530-354616 American Stock Transfer FBO Vitru Limited, with reference to the rights holder's name.

FORM 2-DELIVERY TO DIFFERENT ADDRESS

If you wish for the Common Shares underlying your Subscription Rights, a certificate representing unexercised Subscription Rights or the proceeds of any sale of subscription rights to be delivered to an address different from that shown on the face of this Subscription Rights Certificate, please enter the alternate address below, sign under Form 3 and have your signature guaranteed under Form 4.

FORM 3-SIGNATURE

TO SUBSCRIBE: I acknowledge that I have received the Prospectus for this Rights Offering and I hereby irrevocably subscribe for the number of Common Shares indicated above on the terms and conditions specified in the Prospectus. I hereby acknowledge (1) if I send a payment that is insufficient to purchase the number of Common Shares I requested, or if the number of Common Shares you requested is not specified in the forms, the payment received will be applied to exercise your Subscription Rights to the fullest extent possible based on the amount of the payment received, subject to the availability of Common Shares offered to you in the Rights Offering and the elimination of fractional shares. Any excess subscription payments received by the Subscription Agent will be returned promptly, without interest, following the expiration of the Rights Offering; (2) If I do not indicate the number of Subscription Rights being exercised, or do not forward full payment of the total Subscription Price payment for the number of Subscription Rights that I indicate are being exercised, then I will be deemed to have exercised my Subscription Rights with respect to the maximum number of whole Common Shares that may be exercised with the aggregate Subscription Price payment I delivered to the Subscription Agent; and (3) any excess subscription payments received by the Subscription Agent will be returned by the Subscription Agent to me, without interest or penalty, as soon as practicable after the Expiration Date of the Rights Offering. I agree to cooperate with the Company and provide to the Company any and all information requested by the Company in connection with the exercise of the rights granted in the previous sentence.

Signature(s): ______________________________________________________

IMPORTANT: The signature(s) must correspond with the name(s) as printed on the reverse of this Subscription Rights Certificate in every particular, without alteration or enlargement, or any other change whatsoever.

FORM 4-SIGNATURE GUARANTEE

This form must be completed if you have completed any portion of Form 2.

Signature Guaranteed: _______________________________________________

        (Name of Bank or Firm)

By:_______________________________________________________________

      (Signature of Officer)

IMPORTANT: The signature(s) should be guaranteed by an eligible guarantor institution (bank, stock broker, savings & loan association or credit union) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15.

This Subscription Rights Certificate and any dispute arising out of or in connection with it or its subject matter or formation, including without limitation non-contractual disputes or claims, will be exclusively governed by, and construed in accordance with, the laws of the state of New York excluding conflict of law rules and choice of law principles that would deem otherwise.

FOR INSTRUCTIONS ON THE USE OF VITRU LIMITED SUBSCRIPTION RIGHTS CERTIFICATES, CONSULT D. F. KING & CO., INC., THE INFORMATION AGENT, AT +1 866-7961290.

Exhibit 99.2 - 2